Exhibit 99.1

MEADE INSTRUMENTS CORP.

STATEMENT OF OPERATIONS DATA

(Unaudited)

(in thousands, except per share data)

	Three Months Ended February 28,		Year Ended February 28,
	2007	2006	2007	2006

Net sales	$15,707	$23,341	$101,535	$119,835

Cost of sales	14,905	19,506	84,065	90,333

Gross profit	802	3,835	17,470	29,502

Selling expenses	4,362	3,959	17,646	18,286

General and administrative expenses	4,269	4,151	15,173	13,082

ESOP expense	73	81	302	343

Research and development expenses	667	398	1,840	1,464

Operating loss	(8,569)	(4,754)	(17,491)	(3,673)

Interest expense	311	349	803	1,203

Loss before income taxes	(8,880)	(5,103)	(18,294)	(4,876)

Income tax provision (benefit)	(388)	8,112	888	9,104

Net loss	$(8,492)	$(13,215)	$(19,182)	$(13,980)

Per share information:

Net loss — basic and diluted	$(0.43)	$(0.68)	$(0.98)	$(0.72)

Weighted average common shares outstanding—basic	19,675	19,419	19,608	19,419

Weighted average common shares outstanding—diluted	19,675	19,419	19,608	19,419